Exhibit 99.1

Polyrizon Advances NASARIX™ Development with Key Human Study to Characterize Nasal Residence Time and Support FDA Regulatory Pathway

New performance and characterization study in collaboration with leading European medical center marks a critical milestone in the validation of the NASARIX™ allergy blocker’s protective barrier function

Raanana, Israel, June 15, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced the execution of an agreement with a leading, internationally recognized European university medical center, alongside a contract with a specialized clinical research organization (CRO), to conduct a human study as part of its verification and validation (V&V) program for its NASARIX™ (PL-14) Allergy Blocker.

The study is designed to evaluate the nasal residence time of the NASARIX™ formulation in human subjects - a key performance parameter that reflects how long the product remains within the nasal cavity following administration. This assessment is intended to support the estimation of the product’s potential duration of protective barrier function, an important attribute for real-world use.

Unlike interventional clinical trials primarily focused on safety or efficacy, this investigation is structured as a human performance and characterization study, aimed at generating data on product behavior in vivo. The study forms part of Polyrizon’s V&V activities and is expected to support the Company’s regulatory strategy, including planned submissions to the U.S. Food and Drug Administration (FDA).

The study, titled “Evaluation of Nasal Residence Time of PL-14 Allergy Blocker,” will be conducted in accordance with applicable European regulatory frameworks, including Regulation (EU) 2017/745 (MDR) and Good Clinical Practice (GCP) standards.

The selected university medical center is widely recognized as a leading academic institution in the field of otolaryngology (ENT) and clinical research, with extensive expertise in nasal physiology and advanced imaging methodologies. Its capabilities are expected to enable precise, high-resolution evaluation of the formulation’s retention, distribution, and persistence within the nasal cavity under controlled conditions.

The study is planned as a single-site investigation involving healthy participants and will utilize repeated measurements over time following administration of the NASARIX™ formulation. These serial observations - including endoscopic visualization techniques, are designed to provide a detailed temporal profile of product retention within the nasal passages.

In parallel, Polyrizon has engaged an experienced CRO to oversee study operations and regulatory processes. This engagement enables the Company to initiate submissions to the relevant European health authorities and ethics committees for authorization to conduct the study, as required prior to study commencement.

“This study is an important step in quantitatively characterizing a core functional property of NASARIX™ - its residence time in the nasal cavity,” said Tomer Izraeli, CEO of Polyrizon. “By understanding how long the formulation remains at the site of action, we can better assess its expected duration of barrier protection. We believe that the collaboration with a leading academic center and an experienced CRO strengthens our ability to generate high-quality data to support our development and regulatory strategy.”

NASARIX™ is an investigational intranasal hydrogel formulation designed to create a physical barrier in the nasal cavity, potentially preventing allergens from contacting the nasal epithelium and thereby reducing exposure at the point of entry.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials and studies, how the study is expected to support the Company’s regulatory strategy, including planned submissions to the U.S. Food and Drug Administration, how the engagement with the contract research organization enables the Company to initiate submissions to the relevant European health authorities and ethics committees for authorization to conduct the study, as required prior to study commencement and its belief that the collaboration with a leading academic center and an experienced CRO strengthens our ability to generate high-quality data to support our development and regulatory strategy. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com